

March 31, 2025

Daniel Lochner
Chief Financial Officer
Tectonic Therapeutic, Inc.
490 Arsenal Way
Suite 210
Watertown, MA 02472

   Re: Tectonic Therapeutic, Inc.
     Registration Statement on Form S-1
     Filed March 26, 2025
     File No. 333-286133

Dear Daniel Lochner:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Jessica Dickerson at 202-551-8013 with any questions.

       Sincerely,

       Division of Corporation Finance
       Office of Life Sciences

cc: Brandon Fenn, Esq.